UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-42286

ZJK Industrial Co., Ltd.

(Translation of registrant’s name into English)

No.8, Jingqiang Road, 138 Industrial Zone,
Xiuxin Community, Kengzi Town,
Pingshan New Area, Shenzhen
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 30, 2024, ZJK Industrial Co., Ltd., a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “Offering”) an aggregate of 1,250,000 ordinary shares (the “IPO Shares”) of the Company, par value $0.000016666667 per share (the “Ordinary Shares”), at a public offering price of $5.00 per share. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 187,500 Ordinary Shares to cover over-allotments, if any.

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-280371), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 27, 2024. A final prospectus dated September 30, 2024 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On September 27, 2024, the Ordinary Shares were approved for listing on The Nasdaq Capital Market.

On September 30, 2024, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering on September 30, 2024.

On September 30, 2024, the Ordinary Shares commenced trading under the symbol “ZJK.”

On October 1, 2024, the Company consummated the Offering of 1,250,000 Ordinary Shares, which were priced at a price of $5.00 per share. The Offering was conducted on a firm commitment basis. The gross proceeds to the Company from the Offering, before deducting commissions, expense allowance, and expenses, are approximately $6.25 million.

On October 1, 2024, the Company issued a press release furnished herewith as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2024	ZJK Industrial Co., Ltd.

	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer, Chairman and Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated September 30, 2024, between the Company and Cathay Securities, Inc., as the representative of the Underwriters.
99.1	Press Release, dated September 30, 2024.
99.2	Press Release, dated October 1, 2024.

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